Exhibit 99.1

News Release

For Immediate Release

Natural Resources Consulting joins Stantec

COTTAGE GROVE, WI (July 30, 2010) NYSE, TSX: STN

North American design and consulting firm Stantec has acquired the assets of Natural Resources Consulting, Inc. (NRC), a 60-person environmental consulting and ecological restoration firm headquartered in Cottage Grove, Wisconsin, with regional offices throughout Wisconsin and in Iowa, Illinois, Minnesota, and Colorado. NRC and its subsidiary, NRC Restorations, specialize in biological and natural resource services, including technical and regulatory compliance support, restoration design, and natural landscape management, for governmental, traditional/renewable energy, and private sector clients.

“The addition of the NRC team strengthens Stantec’s capabilities in the area of environmental regulation and permitting at the federal, state, and local levels and enhances our presence in the Upper US Midwest, a strategically important part of the United States in terms of energy development and distribution,” says Bob Gomes, Stantec’s president and chief executive officer. “NRC has extensive experience in natural resource management for both traditional and renewable energy development, which makes it a very good fit for our Environmental Management practice.”

NRC provides services in the areas of wetland, aquatic, and terrestrial ecology; wildlife science; soils science; environmental impact assessment; watershed management; ecosystem restoration design and implementation; and geographic information systems. Its scientific capabilities are coupled with extensive experience in providing support for governmental agencies, infrastructure/facility development, and environmental permitting and compliance consulting for a range of energy applications; including electrical transmission lines, natural gas and petroleum pipelines, and renewable energy projects. NRC’s consulting services encompass the full scope of development, from impact assessment to compliance monitoring during construction and postconstruction restoration, monitoring, and compliance. NRC Restorations services consist of implementation of ecological restoration, protection, and enhancement, such as regulatory wetland mitigation, natural areas restoration, and utility corridor restoration.

“Becoming part of a successful public company provides financial stability, project variety, and growth opportunities for our staff,” says Scott Storlid, NRC president. “Joining Stantec gives us the ability to offer our clients a wider range of services and access to the resources we need to expand into different markets and compete for projects on a national level.”

Stantec’s Environment practice, the Company’s largest with more than 3,500 professionals, provides environmental management and remediation, water and wastewater infrastructure engineering, geotechnical engineering, and sustainable development services to clients globally.

Stantec provides professional consulting services in planning, environmental sciences, engineering, architecture, interior design, landscape architecture, surveying, project management, and project economics for infrastructure, ecological and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,500 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Stantec Media Relations (780) 917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations (604) 696-8338 simon.stelfox@stantec.com	NRC Contact Dominic Kempson Natural Resources Consulting 608.839.2014 dkempson@nrc-inc.net
One Team. Infinite Solutions.